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18006920

N

SEC
Mail Processing
Section

MAR 0 6 2018

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66673

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01-01-17** AND ENDING **12-31-17**

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hybrid Trading & Resources, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd., Suite 1146

(No. and Street)

Chicago   **IL**   **60604**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Caffray   312-913-9750

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP

(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900   **Chicago**   **IL**   **60604**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Caffray, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hybrid Trading & Resources, LLC as of December 31, 2017 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Operations.
[x] (d) Statement of Changes in Members' Equity.
[x] (e) Statement of Cash Flows.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:
[x] (g) Computation of Net Capital pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
      Hybrid Trading & Resources, LLC
         Chicago, Illinois

We have audited the accompanying financial statements of Hybrid Trading & Resources, LLC ("the Company") (a Florida limited liability company), which comprise the statement of financial condition as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 26, 2018

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	550,528
Receivable from clearing broker		400,000
Commissions receivable		1,150
Service fees receivable		155,063
Other receivables		5,982
TOTAL ASSETS	$	1,112,723

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	9,058
TOTAL LIABILITIES		9,058
MEMBERS' EQUITY		1,103,665
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,112,723

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

REVENUES		
Service fee income (includes $55,443 in reimbursed expenses)	$	2,626,443
Commission income		134,852
Total Revenues		2,761,295
EXPENSES		
Employee compensation and benefits		34,794
Commissions, floor brokerage and execution fees		115,826
Exchange, regulatory and SIPC fees		6,571
Market information		9,389
Professional fees		172,276
Telephone		20,301
Seat permit		51,491
Travel and entertainment		3,336
Other		31,444
Total Expenses		445,428
NET INCOME	$	2,315,867

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

Balance December 31, 2016	$ 1,350,210
Member contributions	-
Member withdrawals	(2,562,412)
Net income	2,315,867
Balance December 31, 2017	$ 1,103,665

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES		
Net income	$	2,315,867
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in assets:		
Commissions receivable		130,797
Service fees receivable		149,632
Other receivables	(	4,197)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(	146,407)
Total adjustments		129,825
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,445,692
FINANCING ACTIVITIES		
Member contributions		-
Member withdrawals	(	2,562,412)
NET CASH USED IN FINANCING ACTIVITIES	(	2,562,412)
NET DECREASE IN CASH	(	116,720)
CASH AT DECEMBER 31, 2016		667,248
CASH AT DECEMBER 31, 2017	$	550,528

Supplemental Cash Flow Information:
    Cash payments for interest during the year totaled $0.
    Cash payments for income taxes during the year totaled $0.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

(1) NATURE OF BUSINESS

HYBRID TRADING & RESOURCES, LLC (the "Company"), a Florida Limited Liability Company, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC). In addition to the commissions it generates, the Company earns a monthly service fee for certain business introduced to and services provided to an entity affiliated by common ownership.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods. All equipment has been fully depreciated.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2017.

(3)   INCOME TAXES

No provision has been made for income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Management has reviewed the Company's tax positions for all tax years open to examination which include 2016, 2015 and 2014 and concluded that a provision for income taxes is not required.

(4)   FAIR VALUE MEASUREMENTS/ INVESTMENTS IN SECURITIES AND DERIVATIVE CONTRACTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2017, the Company had no open financial instruments. At December 31, 2017, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5) *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2017, the Company had significant concentrations of credit risk which consisted of a deposit with the Company's clearing firm, the receivable for service fees and a cash bank balance in excess of the federally-insured level. These concentrations aggregated to approximately 36%, 14% and 27% of total firm equity, respectively.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2017, the Company had net capital and net capital requirements of $942,674 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(7) *RELATED PARTY TRANSACTIONS/REVENUE FROM MAJOR CUSTOMER*

Service fee income was derived entirely from one customer, an entity affiliated by common ownership, pursuant to an agreement, and accounted for approximately 95% of the Company's total revenue for the year ended December 31, 2017.

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during 2017 totaled $49,279.

(8) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 26, 2018, which is the date the financial statements were available to be issued. No events have occurred from the date of the financial statement to February 26, 2018, which would require adjustments to or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2017

NET CAPITAL		
Members' equity	$	1,103,665
LESS:		
Non-allowable assets		
Commissions receivable, over 30 days old or from non-broker/dealers		-
Service fees receivable		155,063
Other receivables		5,928
Total non-allowable assets		160,991
NET CAPITAL BEFORE HAIRCUTS		942,674
Haircuts		-
NET CAPITAL	$	942,674
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$	250,000
EXCESS NET CAPITAL	$	692,674

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

These schedules are not applicable as HYBRID TRADING & RESOURCES, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
      Hybrid Trading & Resources, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Hybrid Trading & Resources. LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schultz & Chez, LLP

Chicago, Illinois
February 26, 2018

**HYBRID TRADING
& RESOURCES, LLC**

Rule 15c3-3 Exemption Report

Hybrid Trading and Resources LLC is a broker-dealer registered with the SEC and CBOE.

Hybrid Trading and Resources LLC claimed an exemption under Paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31st, 2017.

Hybrid Trading and Resources LLC is exempt from the provisions of Rule 15c3-3 because it meets the following conditions set forth in Paragraph (k)(2)(ii) of the Rule:

The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pursuant to Rules 17a-3 and 17a-4.

Hybrid Trading and Resources LLC has met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended December 31st, 2017 without exception.

The above statements are true and correct to the best of my knowledge and belief.

Mark Caffray
Managing Member
Hybrid Trading and Resources LLC

February 15th, 2018

HYBRID TRADING & RESOURCES, LLC
(a Florida Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2017